SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 5, 2015, with respect to the registrant’s results of operations for the second quarter of FY2016, ended September 30, 2015.

(1)	FY2016 Second Quarter Financial Summary

(2)	Supplemental Material for Financial Results for FY2016 Second Quarter (Consolidated)

(3)	Supplemental Material for Financial Results for FY2016 Second Quarter (Unconsolidated)

II.	English translation of the Notice Concerning Distribution of Interim Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2015.

III.	English translation of the Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2015.

IV.

English translation of the Notice Concerning Change of Part of Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2015.

V.

English translation of the Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2015.

VI.	English translation of the Notice Concerning the Cancellation of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Hiroaki Shimizu
	Name:	Hiroaki Shimizu
	Title:	General Manager of Financial Reporting Department, Accounting Division

Date: November 5, 2015